

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

<u>Via E-mail</u>
Dmitri Brakin
President
Kange Corp.
848 N. Rainbow Blvd #3435
Las Vegas, NV 89107

> **Re: Kange Corp.**
> **Registration Statement on Form S-1**
> **Filed February 21, 2014**
> **File No. 333-194055**

Dear Mr. Brakin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you may be a shell company as defined in Rule 405 of the Securities Act because you have no operations and nominal assets consisting solely of cash. If you believe that you are a shell company, provide appropriate disclosure on your prospectus cover page, prospectus summary, as well as risk factors that highlights the consequences of shell company status. For example, discuss the potential impact on your ability to attract additional capital through subsequent unregistered offerings, prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements for shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. In this respect, revise references to Rule 144 throughout the prospectus to clarify that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

2.   Please revise your disclosure to identify your selling shareholders as underwriters. Given that your company appears to be a shell company and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors

4.   Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of the sole officer and director. In this regard, you state that Dmitri Brakin will only be devoting 50% of his business time to the operations of the company and that he is currently the president of another company.

Our performance depends on market acceptance of our products, page 8

5.   Please revise the subheading of this risk factor to clearly state that the company has not yet developed any products and accordingly has no product that it can currently market.

If we are unable to generate a substantial customer base for our products…, page 10

6.   Please tell us why you believe that the success of your business requires that you sell "nutritional supplements to consumers at a profit" when your proposed business plan is to develop and sell mobile software products. It is also unclear why you reference "governmental regulations of the music industry" on page 24. Please revise.

Our business can be effected by currency…, page 10

7.   Please provide a separate caption for the portion of this risk factor that describes the challenges of a U.S. citizen enforcing a foreign judgment against your company.

Description of Business, page 20

8.   Please revise your statements on page 20 under Business Development and page 21 under Distribution that suggest that you will receive proceeds from this offering. These statements are inappropriate in the context of a resale registration statement.

Agreement, page 24

9.   Please describe what, if any, work has been performed under the Mobile Application Development Agreement with Aleksandr Mihailishin dated November 22, 2013.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 29

10.   Disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

Certain Relationships and Related Party Transactions, page 33

11.   Your statement that none of your officers or directors has entered into a transaction that has or will materially affect you seems inconsistent with your subsequent disclosure that you have issued three million shares to and have a loan agreement with Mr. Brakin. Please revise.

12.   We note that you received a loan from Mr. Brakin. Please disclose the material terms of the loan including any interest and repayment terms. File this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For additional guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dmitri Brakin
Kange Corp.
March 20, 2014
Page 4

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3453. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
     David Lubin, Esq.
     David Lubin & Associates, PLLC